GREENBERG TRAURIG, LLP
Michael L. Kaplan
Tel. 602.445.8313
Fax 602.445.8615
KaplanM@gtlaw.com
July 15, 2008
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk
Re:	TTM TECHNOLOGIES, INC.
Form 10-K for the Fiscal Year Ended December 31, 2007 Filed March 17, 2008
Definitive Proxy Statement Filed April 3, 2008
Form 10-Q for the Quarterly Period Ended March 31, 2008 Filed May 7, 2008
File No. 0-31285
Ladies and Gentlemen:
     On behalf of our client, TTM Technologies, Inc., a Delaware corporation (the “Company”), we are responding to the Staff’s comments set forth in the letter dated May 30, 2008 (the “Comment Letter”) to Kenton K. Alder, Chief Executive Officer of the Company. The individual responses of the Company to each of the Staff’s comments are set forth below. The headings and numbers of the responses coincide with the headings and comment numbers set forth in the Comment Letter. In this letter, references to “we,” “our” and “us” refer to the Company.
Form 10-K for the Fiscal Year Ended December 31, 2007
Item 1. Business
Suppliers, page 8
     1. Our PCB Manufacturing business segment uses raw materials that are commodities (laminate, copper foil, chemicals, etc.) to fabricate printed circuit boards. These raw materials are generally readily available at our choice from numerous vendors. On the other hand, our Backplane Assembly business segment generally uses manufactured components (printed circuit boards, connectors, capacitors, resistors, diodes, etc.) that we assemble into finished products. In some instances our customers will require us to use a specific component(s) from a particular supplier(s) or require us to use a component provided by the customer itself, in which case we will have a single or limited number of suppliers for these specific components. If we do not receive these limited or sole- sourced components on a timely basis, we may not be able to complete the assemblies on a timely basis, which would delay our ability to ship the finished products and our ability to recognize revenue. In instances when there is an interruption or delay in the supply of these components, we generally try to work with our customers to identify acceptable alternative components and suppliers from which to order. For example, if the customer specifies that we use an AMD chip, and we are unable to obtain that AMD chip on a timely basis, then we might ask the customer to approve the use of an Intel chip (or other substitute that is readily available at such time). We will clarify the disclosure of this issue in the Business section of future filings.

Securities and Exchange Commission
July 15, 2008

Item 1A, Risk Factors
Increasingly, our larger customers are requesting that we enter into supply agreements with them that have increasingly restrictive terms and conditions . . . page 19
     2. Entering into these supply agreements has not had a material impact on our historical operating results. Our future operating results could be impacted by increased costs associated with future product liability and warranty claims to the extent that our exposure for such claims under these supply agreements is greater than our exposure under our standard terms and conditions. In addition, to the extent that we agree to provide extended payment terms, our working capital and operating results may be adversely impacted. We have not disclosed trends or uncertainties associated with these supply agreements in MD&A because we do not believe they are material. However, because it’s possible that these trends could become material in the future, we have included them as a risk factor. If they do become material, we will discuss these trends as part of MD&A in future filings.
Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Business Combinations and Asset Retirement Obligation and Environmental Liabilities.
     3. In connection with our prior business acquisitions, we have engaged outside valuation firms to provide us with an appraisal report to assist us in our determination of purchase price allocation. However, our management is responsible for making the final purchase price allocation. We review the data from the appraisal reports and may make adjustments as we deem appropriate as part of our process for allocating purchase price. The outside valuation firms do not review our final determination of purchase price allocation. The same would hold true for environmental consultants that may assist us in evaluating environmental liabilities. Therefore, we respectfully submit that the consent of these outside independent valuation firms and/or environmental consultants as experts is not required by Rule 436(b). However, in consideration of the Staff’s comments, we will omit references to the use of appraisal reports from outside valuation firms and/or environmental consultants in future filings.
Item 9A, Controls and Procedures, page 40.
     4. In response to the Staff’s comment, we confirm that our disclosure controls and procedures for the periods covered by our Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarterly period ended March 31, 2008 met all of the requirements of Rule 13a-15(e). In future filings, we will expressly tie our effectiveness conclusion to the disclosure controls and procedures set out in Rule 13a-15(e).
Definitive Proxy Statement
Certain Relationships and Related Transactions, page 33
     5. Our policies and procedures for reviewing, approving or ratifying related party transactions are disclosed in our Audit Committee Charter and our Corporate Governance Guidelines, which are referenced on page 5. However, in response to the Staff’s comment, we will include a description of such policies in future filings.

Securities and Exchange Commission
July 15, 2008

Form 10-Q for the Quarterly Period Ended March 31, 2008
Notes to Consolidated Condensed Financial Statements
Note (13) Metal Reclamation, page 14
     6. On March 21, 2008, we received a $3.7 million settlement payment from a vendor for accumulated underpayment for gold reclamation at our Redmond, Washington, facility. We use gold baths to plate some of the printed circuit boards we manufacture, and we hire third-party vendors to reclaim the excess gold. During the first quarter of 2008, in response to the rising price of gold as well as other factors, we performed an analysis to determine why net gold costs at our Redmond facility were substantially higher than at our other facilities. Our investigation led us to suspect there were historical weighing errors by a specific vendor resulting in underpayments. We approached the vendor with our concerns on or around February 28, 2008, and after some negotiations, the vendor rectified the situation by agreeing to pay a $3.7 million settlement payment relating to the issue. The settlement payment covered the period from fiscal 1999 to 2007.The impact on each previous reporting period was insignificant.
We accounted for this settlement similar to a gain contingency. Although the underpayment relates to prior years, the discrepancy was discovered and negotiated in the first quarter of 2008. The settlement was a product of negotiations and estimations and does not necessarily represent actual reimbursement. We recognized the recovery in the first quarter of 2008 when it was realized. No disclosure was made in our 10-K for the year ending December 31, 2007, because the contingency was not then known. We reported the recovery as a separate component of income from continuing operations and disclosed the nature and financial effects of the transaction in the notes to the financial statements. In addition, we highlighted this recovery in our earnings call and press release as being a temporary adjustment to operating income.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call the undersigned with any questions or comments you may have regarding the Company’s responses to the Staff’s comments. In addition, please send all written correspondence directly to the undersigned.

Very truly yours,
/s/ Michael L. Kaplan
Michael L. Kaplan

Securities and Exchange Commission
July 15, 2008

Enclosures
MLK:bmc
cc: Kenton K. Alder